SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                (Amendment No. ___)*


                                   McM CORPORATION
                                  (Name of Issuer)

                                    COMMON STOCK
                           (Title of class of securities)

                                      552674103
                                   (CUSIP NUMBER)


                             McM Acquisition Corporation
                                   M. Roland Britt
                                  1005 Wade Avenue
                           Raleigh, North Carolina  27605
                             Telephone No. 919-787-8837
        (Name, address and telephone number of person authorized to receive notices and communications)

                                      Copy to:
                                William S. Patterson
                                  Hunton & Williams
                                 Post Office Box 109
                           Raleigh, North Carolina  27602

                                  January 24, 1997
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement
         on Schedule 13G to report the acquisition which is the
            subject of this Schedule 13D, and is filing this
              schedule because of Rule 13d-1(b)(3) or (4),
                      check the following box [  ].

         Check the following box if a fee is being paid with
                         this statement [ X ].

                                  Page 1 of 7 Pages

CUSIP NO.                   13D                 Page 2 of 7 Pages

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        McM Acquisition Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)
                        (b)   X
3       SEC USE ONLY

4       SOURCE OF FUNDS*

        00   (option acquired in exchange for willingness to pursue
              acquisition)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER

    3,087,500 shares that McM Acquisition Corporation may acquire pursuant to an option to purchase from the Wilmington Trust
    Company, as Trustee for the McMillen Trust

8   SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

     3,087,500 shares that McM Acquisition Corporation may acquire pursuant to an option to purchase from the Wilmington Trust
     Company, as Trustee for the McMillen Trust

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     3,087,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66%

14   TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                  13D                Page 3 of 7 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     M. Roland Britt

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a)
                     (b)   X
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00   (option acquired in exchange for willingness to pursue
     acquisition)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7    SOLE VOTING POWER
     3,087,500 shares that McM Acquisition Corporation may acquire pursuant to an option to purchase from the Wilmington Trust
     Company, as Trustee for the McMillen Trust

8   SHARED VOTING POWER

9   SOLE DISPOSITIVE POWER

     3,087,500 shares that McM Acquisition Corporation may acquire pursuant to an option to purchase from the Wilmington Trust
     Company, as Trustee for the McMillen Trust

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     3,087,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer.

       This statement relates to the Common Stock (the "Common
Stock") of McM Corporation (the "Issuer"), a North Carolina corporation, having its principal executive offices at 702 Oberlin Road, Raleigh, North Carolina 27605.

Item 2.      Identity and Background.

       McM Acquisition Corporation (the "Corporation") is a North Carolina corporation formed on November 4, 1996, and it is not yet engaged in business. The principal office of the Corporation is located at 1005 Wade Avenue, Raleigh, North Carolina 27605.

       M. Roland Britt is a citizen of the United States and is the President and sole director and shareholder of the Corporation. His business address is the same as that of the Corporation. He is a private investor and real estate developer.

       Neither M. Roland Britt nor the Corporation has been convicted in any criminal proceeding in the last five years, nor has either been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceedings either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

       This filing is made in connection with the acquisition of an option to purchase for $6.20 per share the 3,087,500 shares of Common Stock of the Issuer (the "Shares") currently held by the Wilmington Trust Company as Trustee of the McMillen Trust (the "Trustee"). This option (the "Option") was granted pursuant to a First Amendment to Agreement dated January 24, 1997 (amending an Agreement dated November 22, 1996). The Corporation has not yet arranged for financing of any exercise of the Option, but in connection with a possible acquisition of the Issuer or an exercise of the Option, the Corporation expects to seek bank loans and equity participation from parties not yet identified.

Item 4.      Purpose of Transaction.

       The option to purchase was obtained in connection with an effort to acquire the Issuer. In order to encourage the Corporation to continue with its due diligence investigation and financing efforts with respect to such acquisition, the Trustee agreed to give the Corporation the Option. The Corporation still intends to pursue a merger pursuant to which all of the outstanding Common Stock of the Issuer is exchanged for cash. If the Corporation is unsuccessful in acquiring the Issuer by merger, the Corporation reserves the right to pursue other methods of acquiring control or otherwise influencing the Issuer.

Item 5.      Interest in Securities of the Issuer.

       (a) The Option is for 3,087,500 shares of Common Stock, which represents 66% of the outstanding shares of Common Stock.

       (b) The Corporation would acquire sole voting and dispositive power for 3,087,500 shares of Common Stock upon exercise of the Option.

       (c)   On January 24, 1997, the Corporation acquired the
Option.  There have been no other transactions in the past 60 days.

       (d)   Not applicable.

       (e)   Not applicable.


Item 6.      Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

       The Corporation and the Trustee have entered into the Agreement and the First Amendment described in Section 4 above. In addition, the Corporation and the Issuer have entered into a letter agreement dated January 31, 1997 pursuant to which, among other things, the Issuer has granted to the Corporation an Exclusive Period during which the Issuer agreed not to solicit other acquisition offers.

Item 7.      Material to be Filed as Exhibits.

       Agreement dated November 22, 1996 and Amendment dated
January 24, 1997 between the Corporation and the Trustee concerning the Issuer, and Agreement between the Issuer and the Corporation dated January 31, 1997.

                                      SIGNATURE


       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  February 3, 1997               /s/ M. Roland Britt
                                       M. Roland Britt


                                       McM Acquisition Corporation


                                       By: /s/ M. Roland Britt

                                       Name:  M. Roland Britt

                                       Title:  President

                                    Exhibit Index


Exhibit 1    Agreement between McM Acquisition Corporation and M.
             Roland Britt with respect to the filing of this form.

Exhibit 2 Agreement between Wilmington Trust Company as Trustee of the McMillen Trust and McM Acquisition Corporation dated November 22, 1996.

Exhibit 3 First Amendment to Agreement between Wilmington Trust Company as Trustee of the McMillen Trust and McM
             Acquisition Corporation dated January 24, 1997.

Exhibit 4 Letter agreement between McM Acquisition Corporation and McM Corporation dated January 31, 1997.